February 12, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

       Re: Vistek Limited
           Registration Statement on Form F-1
           Filed January 28, 2025
           File No. 333-284559
Dear Teck Hong Ho:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed January 28, 2025
Cover Page

1. We refer to your revised disclosure in this amendment regarding the number of shares to be offered in the initial public offering and the number of shares to be offered by the Resale Shareholders, and note that the number of shares being registered for resale outsizes the initial public offering amount. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Provide us with an analysis of your basis for determining that it is appropriate to characterize the resale transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance
       & Disclosure Interpretation 612.09.
 February 12, 2025
Page 2

Exhibits

2. Please file as exhibits the execution versions of each employment agreement and each directors' agreement, or advise. For example, we note the employment agreements are not dated and appear to omit certain details. We also note the directors' agreements are "form of" agreements. To the extent you omit portions of an exhibit or exhibits in reliance on Item 601(b)(10)(iv), please revise the exhibit index and each redacted exhibit as appropriate. In addition, we note that certain material agreements filed as exhibits are not in a text-searchable format. Please refile such exhibits in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume
       II) EDGAR Filing (Version 72, December 2024) and Item 301 of Regulation S-T.
3. We note that the filing fee table includes only the 2,250,000 ordinary shares being offered pursuant to the Public Offering Prospectus. Please revise to also register the ordinary shares being offered pursuant to the Resale Prospectus, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Yuning    Grace    Bai, Esq.